W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

September 27, 2024

Re:	The 2023 ETF Series Trust (the “Trust” or the “Registrant”) File Nos. 333-272579 and 811-23883

Dear Ms. Rowland:

This letter responds to a Staff comment relating to post-effective amendment no. 1 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on July 30, 2024 pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“1933 Act”) and relates to a new series of the Registrant, the Atlas America Fund (the “Fund”). Below, for your convenience, we have restated the Staff’s comment followed by the Registrant’s response to that comment.

Comment: Given the Financial Times article with the Fund’s portfolio managers on August 16, 2024, please explain what steps the Fund will take to address any potential conditioning of the market prior to effectiveness of the Registration Statement, including whether the Fund intends to provide a cooling off period by, for example, delaying effectiveness of the Registration Statement.

Response: The Fund appreciates the opportunity to respond to this comment, the substance of which Trust counsel discussed with a member of the Staff, at the request of the Fund and its investment adviser (“Adviser”), during a call on Friday, August 23 and, thereafter, by e-mail. As counsel had communicated to the Staff, promptly after the article was published on August 16, the Fund and the Adviser took steps to mitigate concerns around potential conditioning of the market prior to effectiveness of the Registration Statement. First, the Adviser confirmed that it had not made any public statements about the Fund since the publication of the article and committed to the Fund’s Board of Trustees that it would not make any further public statements concerning the Fund until the Registration Statement becomes effective. Second, the Fund filed with the SEC an updated preliminary prospectus to reflect information included in the article that was not included in the Registration Statement (namely, the proposed management fee).

September 27, 2024

We understand the Staff generally takes the view that a “cooling off” period is an effective means of addressing conditioning of the market concerns.1 In this connection, the Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act, which generally provides for automatic effectiveness on the seventy-fifth day after filing. By the time the article was published on August 16, the Registration Statement had been on file with the SEC for 17 days, leaving an additional 58 days before effectiveness. As the Fund and the Adviser have committed to make no further public statements about the Fund before effectiveness and assuming, without conceding, that the article constituted a prospectus not meeting the requirements of Section 10,2 we believe that 58 days is a more than sufficient “cooling off” period to address the concern that the article may have conditioned the market with respect to the offering of the Fund’s shares. Further, because the Fund filed an updated preliminary prospectus containing the additional information that was in the article, there is little chance that some investors could be disadvantaged compared to those that had access to the article.

We believe the actions being taken by the Fund and the Adviser, coupled with the Fund being an open-end company whose initial market price will be based on the net asset value of its portfolio and whose market price thereafter, as an exchange-traded fund, is expected to closely approximate net asset value, are sufficient to address any potential conditioning of the market concerns.

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We trust the foregoing is responsive to the Staff’s comment. Please do not hesitate to contact the undersigned at (202) 373-6799, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Christopher D. Menconi
Matthew J. Wolock

[1]	See, e.g., “Dear Registrant” Letter issued by the SEC’s Division of Investment Management (pub. avail. Feb. 22, 1993).

[2]	See Section 5(b)(2) of the 1933 Act. We note that neither the Adviser nor the Fund reprinted or otherwise excerpted the article for dissemination in writing. It is also worth noting that Rule 482 under the 1933 Act contemplates that funds may engage in pre-effective advertising.